SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 8, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

October 8, 2015

Nokia Corporation redeems its EUR 750 million 5.0 percent convertible bonds due in 2017

Nokia Corporation

Stock Exchange Release

October 8, 2015 at 16:15 (CET +1)

Nokia Corporation redeems its EUR 750 million 5.0 percent convertible bonds due in 2017

Espoo, Finland - Nokia Corporation announced today that it has decided to exercise its option to redeem its EUR 750 million convertible bonds due in 2017 (the “Convertible Bonds”) on November 26, 2015 at their principal amount outstanding plus accrued interest, and has today sent a redemption notice to all holders of the Convertible Bonds.

As an alternative to the redemption of the Convertible Bonds, bondholders have option to convert their Convertible Bonds into Nokia shares by delivering a conversion notice to Citibank N.A., London Branch, in its capacity of Paying, Transfer and Conversion Agent by no later than the close of business on November 17, 2015.

As at today’s date the conversion price for holders of the Convertible Bonds is EUR 2.39 per Nokia share and the principal amount outstanding of the Convertible Bond is EUR 749 800 000. If all holders of the Convertible Bonds exercised their conversion right in respect of all outstanding Convertible Bonds at the current conversion price, the maximum number of Nokia shares to be issued would be 313 723 849 new shares, representing approximately 8.7 percent of Nokia’s issued total number of shares on the date of this notice (excluding the shares owned by Nokia and its subsidiary companies).

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. http://www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated October 8, 2015:

Nokia Corporation redeems its EUR 750 million 5.0 percent convertible bonds due in 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal